Journal Media Group, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

January 16, 2015

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Journal Media Group, Inc.
Draft Registration Statement on Form S-1 and S-4
Submitted December 9, 2014
CIK No. 0001622893

Dear Ms. Parker,

This letter is in response to your letter dated January 5, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the draft Registration Statement on Form S-1 and S-4 (the “Registration Statement”) submitted to the Commission on December 9, 2014 by Journal Media Group, Inc. (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3997 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ William Appleton

William Appleton
Vice President

cc:    Tonya K. Aldave
Aamira Chaudhry
Lynwood Shenk
U.S. Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Scripps/Journal Working Group

General

1.
Please revise your Dear Fellow Shareholder letters to discuss the most significant points of the proposed transactions within your letters, and leave the more detailed disclosure to your Question and Answer and Summary sections of your prospectus. For example, we note that in the amended Scripps registrations statement filed December 23, 2014, file number 333-200388, the first two paragraphs of the letter “To the shareholders of The E. W. Scripps Company and Journal Communications, Inc.” contained helpful material information regarding the creation of two industry-focused companies, and the respective exchange ratios and ultimate shareholdings by current Journal and Scripps shareholders. Please provide this information in the Dear Fellow Shareholder letters here.

The Registrant has deleted the Dear Fellow Shareholder letters in light of the fact that the prospectus included in the above-referenced Registration Statement will be mailed to the shareholders of The E. W. Scripps Company (“Scripps”) and Journal Communications, Inc. (“Journal”) along with the joint proxy statement/prospectus included in Scripps’ registration statement on Form S-4, Registration No. 333-200388 (the “Scripps S-4”). For additional information relating to this point, please see paragraph “B” on page 6 of this letter.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant respectfully advises the Staff that there have been no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Registrant, or anyone authorized by the Registrant to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

3.	Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

•	Tax matters agreements by Scripps, Journal and you on pages 16 and 31;

•	Change in control agreements between Journal and each of Ms. Brenner and Mr. Graham on page 59;

•	Long-Term Incentive Plan on page 61;

•	Employee matters agreement dated July 30, 2014 on page 70;

•	Transition Services Agreement on page 72; and

•	2007 Journal Communications, Inc. Omnibus Incentive Plan on page F-63.

The Registrant respectfully advises the Staff that it has either filed or incorporated by reference each of the above agreements or plans in response to the Staff’s comment, except as follows: the Registrant’s Long-Term Incentive Plan, referenced on former pages 61-64 of the prospectus, and the Transition Services Agreement, referenced on former page 72 of the prospectus, have not been finalized yet (and the prospectus reflects that fact). With respect to the Transition Services Agreement, the Registrant has filed the form agreement with today’s filing of the Registration Statement. Since the final versions of both of these documents are not expected to be completed until after the effectiveness of the Registration Statement, the Registrant will file each of these documents as an exhibit to a Current Report on Form 8-K (which will be filed within four business days of the adoption or execution, respectively, of such finalized plan and/or agreement).

4.	Please define the terms “circulation,” “readership” and “subscription” and explain how they differ from one another.

The Registrant respectfully advises the Staff as follows:
“Circulation” means the total number of print and digital copies distributed in the market each day. This includes print copies delivered to a home or business, a print copy purchased in a store or from a news rack and digital copies available to subscribers. The Alliance for Audited Media (AAM) provides accepted industry guidelines for measuring circulation volumes.
“Readership” means an estimation of how many individuals read a particular publication or view content on digital platforms. In the example of home delivery, one copy is distributed to a particular household, but two individuals might read the publication. Nielsen Scarborough provides accepted industry guidelines for measuring readership.
“Subscription” refers to the act of paying for a publication or for access to the publication or additional content on digital platforms.

In response to the Staff’s comment, the Registrant has revised the prospectus, throughout, to consistently use the term “subscription” or “subscription revenue” to represent revenue and to use the term “circulation” to represent volume.

5.	Please provide the disclosure required by Item 404 of Regulation S-K.

The Registrant has added this disclosure on page 70 of the prospectus.
Questions and Answers about the Newspaper Mergers, page i

6.
Please revise to include a separate Q&A that discusses how the ratio of shares to be received by Scripps shareholders and Journal shareholders was determined. Please be sure to address the specific factors that contributed to the determination of the ratio of shares to be received.

The Registrant has included a separate Q&A on page ii of the prospectus in response to the Staff’s comment.
Q: Why are Scripps and Journal spinning off and combining their newspaper publishing businesses?, page i

7.
Please include a separate Q&A that discusses the challenges that the combined company may face, such as the secular decline in the print newspaper business and the fact that as a separate, standalone company you will not be able to take advantage of the economies of scale of Scripps and Journal.

The Registrant has included a separate Q&A on page ii of the prospectus in response to the Staff’s comment.
Summary, page 1

8.	We note your disclosure on page 70 as to the amount of the termination fee applicable to this transaction. Please disclose the amount of the termination fee in the summary section.

The Registrant has revised the disclosure on page 8 of the prospectus in response to the Staff’s comment.
The Newspaper Mergers, page 2

9.
We note your reference to a secured revolving credit facility and the section entitled “Description of Our Credit Facility;” however, the registration statement does not contain a section with this subtitle, and the credit facility has not been filed as an exhibit to the registration statement. If you have not yet secured a credit facility, please confirm that you will file it as an exhibit to the registration statement and describe its material terms.

The Registrant has revised the disclosures on pages 2, 16 and 68 of the prospectus in response to the Staff’s comment. In addition, the Registrant respectfully advises the Staff as follows: At this time, the Registrant is in the early stages of exploring a credit facility and it anticipates it will enter into a credit facility by the closing of the transactions (the Registrant will have $10 million of cash and no funded debt at the closing of the transactions). If the Registrant enters into the expected credit facility prior to effectiveness of the Registration Statement, it will disclose the material terms of that credit facility in the Registration Statement and file it as an exhibit thereto. If the Registrant enters into the expected credit facility following the effectiveness of the Registration Statement, it will describe the material terms of that facility in a Current Report on Form 8-K (which will be filed within four business days of entering into such credit facility).
Chart Disclosures concerning Pre- and Post-Spin Structures, page 3

10.
We note the third chart titled “Mergers of Scripps Spinco and Journal Spinco under Journal Media Group.” It appears that in the amended Scripps registration statement filed December 23, 2014, file number 333-200388, the third chart titled “Mergers of Scripps Spinco and Journal Spinco” contains a more accurate and helpful depiction of the transaction. Please provide the chart from the Scripps filing here.

The Registrant has revised the disclosure on page 4 of the prospectus in response to the Staff’s comment.

Risk Factors, page 14

11.	Because newspapers and online media providers appear particularly at risk of cyberattacks, please add a risk factor regarding potential risks of cyberattacks.

The Registrant has added a risk factor on page 19 of the prospectus in response to the Staff’s comment.
Material U.S. Federal Income Tax Consequences of the Newspaper Mergers, page 29

12.	Please delete the statement on page 34 that the tax summary “is for general informational purposes only.”

The Registrant has revised the disclosure on page 34 of the prospectus in response to the Staff’s comment.

13.
We note from your disclosure on page F-85 that JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction in the fourth quarter of 2014. If this is a material part of your future business strategy, please describe it in your business section or advise.

The Registrant has revised the disclosure on page F-88 of the prospectus in response to the Staff’s comment.

14.
Please tell us whether, in addition to newsprint, ink is another important raw material for the newspaper industry. If so, please revise the business section accordingly and disclose whether the volatility of the price of ink has affected your business.

The Registrant respectfully advises the Staff that ink is currently a minor consumable in the printing industry and is expected to represent less than 2% of the Registrant’s operating costs. Although ink prices are subject to volatility in the industry, most prices are locked into long-term contracts that minimize risk. In addition, the market is very competitive with many ink suppliers; therefore, prices have tended to remain relatively stable and availability is not a concern.
Revenues Sources, page 45

Circulation (Subscriptions), page 46

15.
We note you statement that “[m]ore recently the predecessors of [your] company have implemented marketing and pricing strategies intended to stabilize home delivery subscription revenues.” Please describe in more detail the strategies you reference here.

The Registrant has revised the disclosure on page 48 of the prospectus in response to the Staff’s comment.
Compensation Discussion and Analysis, page 57

16.
Please advise, and revise if applicable, whether any of your officers or directors will receive payments under any of your agreements’ change of control provisions triggered by this spin-off and merger transaction.

The Registrant has revised the disclosure on page 67 of the prospectus in response to the Staff’s comment.

Master Transaction Agreement, page 67

17.	We note your statement that the representations and warranties in the master transaction agreement:

“may be subject to standards of materiality that may differ from those applicable under the federal securities laws. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this prospectus. Accordingly, they should not be relied upon as statements of fact.”
Please clarify that information in a transaction agreement filed as an exhibit to an S-4 is part of the disclosure document and may be subject to federal securities law liability. Please also revise or delete the last two sentences and any other similar statements in the filing, as general disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate.
The Registrant has deleted certain language on pages 70, 72, 74 and 75 of the prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page F-86

18.
We note that you provide Scripps Newspapers MD&A on page F-87, and JRN Newspapers MD&A on page 103. Please expand your table of contents that precedes your prospectus cover page to reference these sections. Please also reference in the table of contents any material subdivisions of the respective companies’ MD&As, such as the overviews, results of operations and liquidity sections, as well as the subsections discussing the liquidity of the combined company.

The Registrant has revised the table of contents of the prospectus in response to the Staff’s comment.

19.
Please expand your Overview section on page F-86 to discuss in greater detail the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor’s understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them.

For example, we note your disclosure in the JRN Newspapers MD&A Overview and in the risk factors that newspaper industry fundamentals have declined, and that, in response to the ongoing secular changes in the newspaper business, you continually monitor and align cost structure to declining revenues. Please discuss in better detail the declining revenues and its reasons and components.
As another example, you disclose in the risk factors that the alignment of your costs includes measures such as reduction in force initiatives, standardization and centralization of systems and processes, outsourcing of certain financial processes and the implementation of new software for circulation, advertising and editorial systems. Please discuss these initiatives in more detail in the MD&A Overview section. For example, we note the discussion of the JS Everywhere program. If this program or a similar program will be implemented by the combined company, please provide appropriate discussion in the MD&A Overview section.
The Registrant has revised the disclosure on pages F-87 and F-88 of the prospectus in response to the Staff’s comment.
JRN Newspapers MD&A, page F-103

20.
In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change, such as the sale of the northern Wisconsin publications, the extra week and lower employment advertising. Please expand to quantify the amount of the change that was contributed by each of the factors or events that you identify. Refer to Section III.D of SEC Release 33-6835.

The Registrant has revised the disclosure on page F-108 of the prospectus in response to the Staff’s comment.

Part II

Signatures, page II-4

21.	Please have the majority of your directors sign the registration statement.

The Registrant respectfully advises the Staff that all of the Registrant’s existing directors have signed the Registration Statement.
* * *

In addition to the revisions noted above, certain other revisions have been made to the prospectus. Except as otherwise set forth below, such changes are believed to be conforming or clarifying changes or changes of a nonsubstantive nature.

A.
In connection with the Staff’s review of the Scripps S-4, the Staff questioned the Registrant’s use of the S-1 component of the Registration Statement and indicated that it was not needed. As a result, the Registrant has removed the S-1 component of the Registration Statement (so that it is now only a S-4 registration statement).

B.
In connection with the Staff’s review of the Scripps S-4, the Staff questioned why there was not going to be an effective registration statement of Journal Media Group at the time of the Scripps and Journal shareholder votes on the transactions. As a result, Scripps and Journal agreed to have the Registration Statement be effective prior to the special meetings of each of Scripps and Journal and to mail the prospectus included in the Registration Statement and the joint proxy statement/prospectus included in Scripps S-4 to the shareholders of Scripps and Journal at the same time. The Registration Statement has been revised to reflect this.